Exhibit 99.1

YAMANA GOLD ANNOUNCES VOTING RESULTS FROM ANNUAL MEETING OF SHAREHOLDERS

TORONTO, ONTARIO, May 5, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) herein announces the results of the votes held earlier today at the annual meeting of shareholders for the election of directors, the appointment of auditors and the advisory resolution on executive compensation.  Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

Nominee	Outcome of Vote	Votes By Ballot
		Votes For	Votes Withheld
John Begeman	Carried	476,665,192	5,772,772
		(98.80%)	(1.20%)
Christiane Bergevin	Carried	478,357,216	4,080,748
		(99.15%)	(0.85%)
Alexander Davidson	Carried	434,077,955	48,360,009
		(89.98%)	(10.02%)
Richard Graff	Carried	472,885,956	9,552,008
		(98.02%)	(1.98%)
Nigel Lees	Carried	468,632,191	13,805,773
		(97.14%)	(2.86%)
Peter Marrone	Carried	448,059,254	34,378,710
		(92.87%)	(7.13%)
Patrick J. Mars	Carried	460,844,795	21,593,169
		(95.52%)	(4.48%)
Carl Renzoni	Carried	478,288,244	4,149,720
		(99.14%)	(0.86%)
Jane Sadowsky	Carried	478,290,280	4,147,684
		(99.14%)	(0.86%)
Dino Titaro	Carried	469,718,132	12,719,832
		(97.36%)	(2.64%)

Voting results for the appointment of Deloitte LLP as auditors are as follows:

Outcome of Vote	Votes By Ballot
	Votes For	Votes Withheld
Carried	584,264,101	22,608,541
	(96.27%)	(3.73%)

Voting results for the advisory resolution on executive compensation as described in the Company's 2016 Information Circular are as follows:

Outcome of Vote	Votes By Ballot
	Votes For	Votes Against
Carried	420,264,296	62,173,659
	(87.11%)	(12.89%)

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com